Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0278 F: +1 202.637.3593 payamsiadatpour@ eversheds-sutherland.com

June 29, 2018

Via E-Mail

James E. O’Connor, Esq.

Senior Counsel - Disclosure Review Office

Tony Burak

Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, DC 20549

Re:  Saratoga Investment Corp.

Post-Effective Amendment No. 6 to Registration Statement on Form N-2

File No. 333-216344

Dear Messrs. O’Connor and Burak:

On behalf of Saratoga Investment Corp. (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received on June 26, 2018, and our follow-up discussions thereafter, regarding the Company’s Post-Effective Amendment No. 6 to the Registration Statement on Form N-2 (File No. 333-216344) as filed with the SEC on May 22, 2018 (the “Registration Statement”). The Staff’s comments are set forth below and are followed by the Company’s responses. Where revisions to the Registration Statement are referenced in the responses set forth below, such revisions have been included in Post-Effective Amendment No. 7 to the Registration Statement on Form N-2 filed with the SEC filed on June 29, 2018.

Legal Comments

1.  Comment: The Staff refers to the following disclosure on page 2 of the Registration Statement: “[a]s of February 28, 2018, approximately 100.0% of our first lien debt investments were fully collateralized in the sense that the portfolio companies in which we held such investments had an enterprise value or our investment had an asset coverage equal to or greater than the principal amount of the related debt investment.” We note that the fact that a portfolio company has an enterprise value equal to the Company’s investment does not mean that the investment is “fully collateralized.” For example, there could be other debt that is senior to or equally entitled to the assets of the portfolio company. Please explain this disclosure or delete the reference to “fully collateralized”.

Response: The Company advises the Staff on a supplemental basis that it has deleted the reference to “fully collateralized” on page 2 of the Registration Statement.

2.  Comment: In the Fees and Expenses Table on page 17 of the Registration Statement, please disclose in footnote 6 that the Company has approved doubling the Fund’s ability to leverage by voting to reduce the Company’s coverage limit for its borrowings to 150%. Please also provide a citation to the subsequent discussion of the Board’s action.

June 29, 2018 Page 2

Response: The Company has revised its disclosure on page 18 of the Registration Statement accordingly.

3.  Comment: The Staff refers the following risk factor beginning on page 25 of the Registration Statement: “[w]e employ leverage, which magnifies the potential for gain or loss on amounts invested and may increase the risk of investing in us.” In the table that illustrates the effect of leverage on returns from an investment in the Company’s common stock assuming various annual returns, net of expenses, please provide a second leverage table using the same assumptions as the first, except that the amount of “average debt outstanding” should be the full amount permitted under the 150% coverage requirement, which has been approved by the Board.

Response: The Company has updated its disclosure on page 26 of the Registration Statement accordingly.

4.  Comment: The Staff refers the following risk factor beginning on page 25 of the Registration Statement: “[w]e employ leverage, which magnifies the potential for gain or loss on amounts invested and may increase the risk of investing in us.” Below the table that illustrates the effect of leverage on returns from an investment in the Company’s common stock assuming various annual returns, net of expenses, please disclose the annual return that the Company’s portfolio must experience to cover the annual interest on senior securities at a 150% asset coverage level and a 4.52% average cost of funds. Please explain to the Staff how 4.52% is an appropriate cost of funds.

Response: The Company has updated its disclosure accordingly. With respect to the reference to the interest rate of 4.52%, the Company has based that figure on the weighted average interest rate of all of its outstanding borrowings for the year ended February 28, 2018.

5.  Comment: The Staff refers the following risk factor beginning on page 30 of the Registration Statement: “[r]ecent legislation may allow us to incur additional leverage.” We note that on April 16, 2018, the Company’s Board approved becoming subject to a minimum asset coverage ratio of 150% under Sections 18(a)(1) and 18(a)(2) of the Investment Company Act of 1940 Act, as amended, and that the 150% asset coverage ratio will become effective on April 16, 2019. Please disclose whether the Company intends to have a shareholder vote on decreasing the asset coverage ratio to 150%. If so, when does the Fund intend to hold such a shareholder vote?

Response: The Company has updated its disclosure on page 31 of the Registration Statement to note that, at the present time, it does not intend to seek shareholder approval to reduce its asset coverage requirement.

6.  Comment: The Staff refers to the following disclosure on page 37 of the Registration Statement: “[t]o the extent our investments are structured as interest-only loans, PIK interest will increase the size of the balloon payment due at the end of the loan term. PIK interest payments on such loans may increase the probability and magnitude of a loss on our investment, particularly with respect to our interest-only loans. As of February 28, 2018, 38.5% of our interest-only loans provided for contractual PIK interest, which represents contractual interest added to a loan balance and due at the end of such loan’s term, and 71.5% of such investments elected to pay a portion of interest due in PIK.” Please clarify this disclosure to note what percentage of the Company’s portfolio are loans that pay neither interest nor principal?

Response: The Company has updated its disclosure on page 37 of the Registration Statement accordingly.

June 29, 2018 Page 3

7.  Comment: The Staff refers to the disclosure in footnote 2 to the table on page 55 that provides as follows: “[i]n each case, all of our distributions have been paid from our earnings and there has not been any return of capital to investors.” Please clarify that, regardless of its treatment under U.S. generally accepted accounting principles, to the extent a dividend is paid from PIK interest or other accrued but unpaid interest, the source of the funds paid out as a dividend will be other fund assets including borrowed funds and paid-in capital.

Response: The Company has updated its disclosure on page 57 of the Registration Statement accordingly.

Accounting Comments

1.  Comment: The Staff refers to the following disclosure, which appears throughout the Registration Statement, including page 2 therein: “[a]s of February 28, 2018, As of February 28, 2018 the weighted average yield on all of our investments, including our investment in the subordinated notes of Saratoga CLO and Class F notes tranche of the Saratoga CLO, was approximately 11.1%.” Please confirm whether this weighted average yield figure refers to all of the Company’s investments or only those that are income producing or otherwise not on non-accrual status. If the disclosed weighted average yield rate does not refer to all of the Company’s investments, then include an additional yield figure representing all investments held by the Company.

Response: The Company advises the Staff on a supplemental basis that the weighted average yield figure referred to in the Staff’s comment represents the Company’s yield on its entire portfolio. In short, the weighted average yield figure is based on the Company’s actual yield as of period-end over its entire portfolio, including investments that are non-interest bearing or on non-accrual status.

2.  Comment: In the Fees and Expenses Table on page 17 of the Registration Statement, we note that the “interest payments on borrowed funds” line item reflects a figure of 8.1%, but the corresponding reference to that figure in footnote 6 reflect 8.3%. Please correct this discrepancy.

Response: The Company has corrected the typographical error noted by the Staff in the footnote on page 18 of the Registration Statement to reflect the 8.1% figure.

3.  Comment: In the Selected Financial and Other Data table on page 20 of the Registration Statement, the “weighted average yield on income producing debt investments – Affiliates” line refers to footnote 8 to the table. The correct footnote reference appears to be footnote 6.

Response: The Company has corrected the typographical error noted by the Staff on page 21 of the Registration Statement.

4.  Comment: The Staff refers to the portfolio companies table beginning on page 111 of the Registration Statement. Please include the business address of each of the Company’s portfolio companies as required by Item 8.6.a of Form N-2.

Response: The Company has updated its disclosure beginning on page 112 of the Registration Statement accordingly.

5.  Comment: We note that the Registration Statement includes disclosure that the Company’s portfolio investments may be subject to restrictions on resale. Please indicate which securities listed in the Company’s Consolidated Schedule of Investments are restricted and include the disclosures required by footnote 8 to Rule 12-12 of Regulation S-X.

June 29, 2018 Page 4

Response: The Company advises the Staff that in order to continue to qualify as a business development company, the Company will generally invest in securities purchased in private transactions from private issuers. As a result, the Company’s investments will generally be subject to limitations on resale and therefore may be deemed to be “restricted securities” under the Securities Act of 1933, as amended, and the rules thereunder. Beginning with the Company’s quarterly report on Form 10-Q for the quarter ending May 31, 2018, the Company will include the disclosure required by footnote 8 to Rule 12-12 to the extent such disclosures are applicable.

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We have been advised by the Company that it acknowledges that:

•  it is responsible for the accuracy and adequacy of the disclosure in the Registration Statement;

•  Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

•  it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please contact Steven B. Boehm at (202) 383-0176, Harry S. Pangas at (202) 383-0805, or the undersigned at (202) 383-0278.

Sincerely,

/s/ Payam Siadatpour

Payam Siadatpour

Cc:  Steven B. Boehm, Esq.

Harry S. Pangas, Esq.

Henri J. Steenkamp, Saratoga Investment Corp.